UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2013

Commission File Number 001-35704

Seadrill Partners LLC

(Exact name of Registrant as specified in its Charter)

2nd Floor, Building 11

Chiswick Business Park

566 Chiswick High Road

London, W4 5YS

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1). Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7). Yes  ☐    No  ☒

ITEM 1.	INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On May 17, 2013, Seadrill Partners Operating LLC, a wholly owned subsidiary of Seadrill Partners LLC (“Seadrill Partners”), completed the acquisition of the companies that own and operate the Tender Rig T-15 from Seadrill Limited for a total purchase price of $210 million. This transaction was deemed to be a reorganization of entities under common control. As a result, Seadrill Partners’ financial statements have been retroactively adjusted in accordance with United States Generally Accepted Accounting Principles as if Seadrill Partners had owned the entities that own and operate the Tender Rig T-15 for the entire period that the entities have been under the common control of Seadrill Limited.

The retroactively adjusted Consolidated and Combined Carve-Out Financial Statements of Seadrill Partners LLC as of and for the years ended December 31, 2011 and 2012 are attached hereto as Exhibit 99.1. The related “Management’s Discussion and Analysis of Financial Condition and Results of Operations” is attached hereto as Exhibit 99.2.

ITEM 2.	EXHIBITS

The following exhibits are filed as part of this Report:

99.1	Audited Consolidated and Combined Carve-Out Financial Statements of Seadrill Partners LLC as of and for the years ended December 31, 2012 and 2011

99.2	Management’s Discussions and Analysis of Financial Condition and Results of Operations

101	The following financial information from Seadrill Partners LLC’s Report on Form 6-K as of and for the years ended December 31, 2012 and 2011 formatted in XBRL (eXtensible Business Reporting Language):

	(i)	Consolidated and Combined Carve-out Statements of Operations for the years ended December 31, 2012 and 2011;

	(ii)	Consolidated and Combined Carve-out Balance Sheets as of December 31, 2012 and 2011;

	(iii)	Consolidated and Combined Carve-out Statements of Cash Flows for the years ended December 31, 2012 and 2011;

	(iv)	Consolidated and Combined Carve-out Statements of Changes in Members’ Capital/Owner’s and Dropdown Companies’ Equity for the years ended December 31, 2012 and 2011; and

	(v)	Notes to Consolidated and Combined Carve-out Financial Statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEADRILL PARTNERS LLC

Date: September 30, 2013

	By:	/s/ Graham Robjohns
		Name:	Graham Robjohns
		Title:	Chief Executive Officer

Exhibit Index

99.1	Audited Consolidated and Combined Carve-Out Financial Statements of Seadrill Partners LLC as of and for the years ended December 31, 2012 and 2011

99.2	Management’s Discussions and Analysis of Financial Condition and Results of Operations

101	The following financial information from Seadrill Partners LLC’s Report on Form 6-K as of and for the years ended December 31, 2012 and 2011 formatted in XBRL (eXtensible Business Reporting Language):

	(i)	Consolidated and Combined Carve-out Statements of Operations for the years ended December 31, 2012 and 2011;

	(ii)	Consolidated and Combined Carve-out Balance Sheets as of December 31, 2012 and 2011;

	(iii)	Consolidated and Combined Carve-out Statements of Cash Flows for the years ended December 31, 2012 and 2011;

	(iv)	Consolidated and Combined Carve-out Statements of Changes in Members’ Capital/Owner’s and Dropdown Companies’ Equity for the years ended December 31, 2012 and 2011; and

	(v)	Notes to Consolidated and Combined Carve-out Financial Statements.

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